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Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

James J. Scheinkman 714.427.7037 jscheinkman@swlaw.com	October 11, 2006	49901.0001

Via Federal Express

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010
Attn.: Pamela A. Long, Assistant Director

RE:
Willdan Group, Inc.
Amendment No. 1 to
  Registration Statement on Form S-1
Filed September 19, 2006
File No. 333-136444

Dear Ms. Long:

        On behalf of our client, Willdan Group, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 4, 2006 to Win Westfall, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement") which was filed with the Commission on September 19, 2006. We are enclosing Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed as of October 11, 2006 (the "Amended Registration Statement") marked to show changes from the Registration Statement. For your convenience, the Commission's comments have been repeated herein in bold, with the Company's response immediately following each of the Commission's comments.

General

1.
We note that if the shares are offered at $11 per share and the over-allotment option is exercised, the aggregate proceeds to the company and the selling shareholder will exceed the amount of securities being registered. Please revise the prospectus or the fee table as necessary to ensure that you are registering the full amount of your offering.

        The Company notes the Commission's comment and has revised the fee table based on an assumed maximum offering price of $11 per share. The Company advises the Commission that the resulting increase in the registration fee has been paid by the Company.

Risk Factors, page 9
Risks Related to the Offering, page 16
We may have potential liability for shares.... page 18

2.
We note your supplemental response to comment 10 of our letter dated September 6, 2006. Please revise your discussion under this risk factor and under Recent Sales of Unregistered Securities to disclose additional information with respect to the number of purchasers and their relationship with the company.

        The Company notes the Commission's comment and has revised its discussion under the risk factor on page 18 and under Recent Sales of Unregistered Securities to disclose additional information with respect to the number of purchasers and their relationship with the Company.

Capitalization, page 23

3.
Please tell us why the retained earnings amount in the As Adjusted column in your capitalization table is not zero.

        The Company notes the Commission's comment and advises the Commission that the retained earnings amount in the As Adjusted column of the capitalization table is due to the presentation of "redeemable common stock" and "stockholders' equity" in the capitalization table. The Company's common stock currently is classified as redeemable common stock due to the terms and provisions of its Buy/Sell Agreement. Using this classification, the Company's retained earnings are $9.1 million as of June 30, 2006. When the Company becomes a public company, the common stock will be classified as stockholders' equity, since the Company's Buy/Sell Agreement will terminate at that time. The stockholders' equity in the As Adjusted column reflects this change of classification. The amount for retained earnings in the As Adjusted column is $1.7 million, which represents the $9.1 million balance as of June 30, 2006 less the estimated $5.9 million final S Corporation distribution less $1.5 million in deferred tax liability resulting from termination of the Company's S Corporation status.

Financial Statements
Balance Sheet, page F-3

4.
Please tell us why you did not record the common stock that is redeemable at the option of the holders outside of permanent equity at its redemption value. Please refer to EITF Topic No. D-98.

        The Company supplementally advises the Commission that the reason the Company did not adjust the carrying value of its redeemable common stock to the aggregate redemption value is because the aggregate redemption value exceeds the amount of net assets of the Company and the Company only has one class of shareholders for all periods presented.     The Company does not believe that it would be meaningful to display the common stock at its full redemption amount with a negative amount presented in permanent equity because there is no other class of shareholders that would be required to absorb this shortfall. Accordingly, the Company has parenthetically disclosed the aggregate redemption value for each period presented on the face of its consolidated balance sheets.

        Please also note that as disclosed in the notes to the Company's consolidated financial statements, the Buy/Sell Agreement terminates upon a successful public offering. At such point, the common stock will no longer be redeemable and as such all of the Company's common stock will be classified in permanent equity.

Note 6—Book Value Stock Purchase Plan, page F-14

5.
We have reviewed your response to comment 42. Please address each of the following questions:

•
Please tell us why the 953,500 common shares issued from August 2005 through October 2005 were valued based on a valuation report dated as of February 9, 2005.

        The Company notes the Commission's comment and advises the Commission that all stock purchases from August 2005 through October 2005 were in connection with stock awards granted by the Company's board of directors on February 9, 2005. The Company's board of directors granted rights to purchase a specified number of shares of the Company's stock to selected officers, directors, key managers and service providers pursuant to the Company's Buy/Sell Agreement. In accordance with that agreement, the purchase price of the shares issued from August 6, 2005 through October 5, 2005 was based on a pricing formula that valued the stock as of the grant date, February 9, 2005.

        The shares were not issued until August through October 2005 because the formula in the Buy/Sell Agreement uses amounts included in the Company's final audited consolidated financial statements for the prior fiscal year, in this case fiscal year 2004. By using preliminary internal financial results for fiscal year 2004, the preliminary formula price was known as of the grant date. However, the final price was subject to any audit adjustments for 2004 and could not be determined until the audited financial statements for fiscal year 2004 were completed. In addition, the buyers of the common stock irrevocably purchased the Company's common stock prior to a "Partial Year Adjustment." The Partial Year Adjustment was a "true-up" calculation that was performed to allocate the Company's 2005 earnings (excluding the compensation expense related to the stock sales) to the period from the beginning of fiscal year 2005 to the February 9, 2005 grant date. Buyers of the common stock are aware that, in accordance with this provision, they will either have to make a true up payment or receive a refund for this adjustment. The 2005 buyers paid $3.73 per share for the stock and paid an additional $0.04 per share for the Partial Year Adjustment.

        During 2005, there were delays in issuing the fiscal year 2004 audited financial statements and, as a result, the Company was not able to determine the formula price until the summer of 2005. The employees and other purchasers who were permitted to buy stock then had 90 days to purchase the stock after receipt of the sales documents from the Company, which include the formula price calculated based on the Company's audited consolidated financial statements for fiscal year 2004. The sales period lasted until the fall of 2005. Because the Buy/Sell Agreement required the Company to value the stock based on the formula price as of February 9, 2005, the Company obtained the independent third party valuation of its stock as of February 9, 2005.

        An argument can be made that the actual stock purchase dates should have been used as the valuation dates instead of February 9, 2005. To address this argument, the Company notes that it does not believe there was a material increase or decrease in the value of the its common stock as of the purchase dates during August 2005 through October 2005 compared to February 9, 2005 as the result of:

    •
    A modest increase in the S&P 500 index of only 2.6% from February 1, 2005 to August 31, 2005;

    •
    Data obtained from the independent valuation firm showing moderate to slight increases in multiples used to value the stock of the Company's peer group;

    •
    The offsetting effects of the West Hollywood litigation on the Company's financial performance in fiscal year 2005. The West Hollywood trial, which was in progress from September 22, 2005 through October 12, 2005, took place during a portion of the period in which the Company's 2005 stock purchases were made. The last stock purchase was completed on October 6, 2005 and the verdict was announced on October 12, 2005. The Company's shareholders are directors, officers, key managers and consultants of the Company and were aware of the significant uncertainty created by this situation;

    •
    The Company's lower operating income for fiscal year 2005 as compared to fiscal year 2004, which resulted in a $0.17 per share decrease in the formula price of its stock under the Buy/Sell Agreement from the formula price at December 31, 2004; and

    •
    The continued 27% marketability discount as the Company had still not initiated the IPO process.

  •
  Please tell us why the valuation price determined as of February 9, 2005, of $5.87 was used for all subsequent common stock issuances in 2005 and 2006 without a change in the valuation price.

        The Company notes the Commission's comment and advises the Commission that as noted above, the Company's Buy/Sell Agreement requires that the purchase price of the stock be computed as of the grant date, which in this case was February 9, 2005. As a result of the delay in the final audited financial statements, the Company did not begin selling the stock until summer 2005 and the selling period remained open for 90 days pursuant to the Buy/Sell Agreement. Because the Buy/Sell Agreement formula valued the stock as of February 9, 2005, the Company engaged an independent valuation firm to value the stock as of February 9, 2005 also.

        Notwithstanding the valuation as of February 9, 2005, the Company, as discussed in more detail above, determined that there was no material difference between the estimated fair value of its stock as of February 9, 2005 and the dates that the individuals purchased the stock from August to October 2005.

        The Company did not obtain a new valuation for the 4,900 shares issued in January 2006 and the Company did not record any stock-based compensation expense related to these shares, because the Company believes such amount is immaterial. Using the February 9, 2005 valuation of $5.87 value, the compensation expense for the stock issued in January 2006 would have been approximately $10,000, which is 0.2% of the Company's net income for the fiscal six months ended June 30, 2006. Even if one were to conclude that the value should be higher, the Company believes the compensation expense would still be immaterial to its consolidated financial statements due to the minor number of shares issued.

  •
  Please tell us why the marketability discount did not decrease as you neared when you engaged in discussions with underwriters and the expected IPO date.

        The Company notes the Commission's comment and advises the Commission that the Company does not believe that the marketability discount decreased during 2005. As of the dates of the 2005 issuances of the Company's stock (August 5, 2005 through October 6, 2005), the Company was beginning to contemplate ownership transition strategies. An IPO was one of several approaches that were proposed and discussed during the second half of fiscal year 2005. These different approaches, which included ESOP, merger or acquisition and private equity investment among others, offered differing levels of liquidity to the Company's shareholders. Due to the Company's investigation of these alternatives, at the time of the Company's 2005 stock purchases, the IPO process was not much further along than it was as of February 9, 2005.

        The Company believes that the marketability discount began to decrease on May 31, 2006 when the Company held its first "all hands" meeting with its counsel, auditors and the underwriters and underwriters' counsel. At this meeting, the senior executives of the Company provided the underwriters and their counsel with information to allow them to understand the Company and to allow the underwriters to begin working on their valuation model. The first all hands drafting session for the registration statement took place on July 24, 2006 and the initial filing of the registration statement was made on August 9, 2006. As of the date of this response, we are more than one year after the dates of the 2005 stock purchases (August 5, 2005 to October 6, 2005) and more than 20 months from the February 9, 2005 grant date.

        Despite the Company's belief that the lack of marketability discount began to decrease on May 31, 2006, the Company's Buy/Sell Agreement and the restrictions it places on stock purchases and sales remain in effect until the Company becomes a public company. In the independent appraiser's valuation report, a marketability discount of 27% was applied due primarily to these restrictions and the Company believes that this same discount was appropriate at the time of the 2005 stock purchases since the first all-hands meeting did not occur until May 31, 2006.

        The valuation report, which has been provided pursuant to the Commission's request, contains the methodology and supporting data related to the marketability discount that was applied to this valuation.

  •
  Please tell us why you are assessing fair value based on a minority basis, which implies that you are assuming an additional discount for lack of control. In the event that you are assuming an additional discount, please provide us with objective and verifiable evidence that there is a disproportionate return to certain shareholders. Please refer to Todd E. Hardiman's speech on December 6, 2004, referenced below in addressing this question.

        The Company notes the Commission's comment and advises the Commission that fair value was assessed on a minority basis since all of the Company's stockholders held a minority interest in the Company as of February 9, 2005 and consistently thereafter through the present date. Prior to the 2005 stock purchases, Dan Heil, the Company's founder and former CEO (now deceased), was the largest shareholder, owning 48.4% of the Company's common stock. The Buy/Sell Agreement prevents any shareholder that owns 10% or more of the Company's common stock from purchasing any additional shares. As shares were purchased in 2005 and 2006, minority interests were diluted even further.

        In the valuation report, the presumption is that the values arrived at through the guideline public company and income approaches already provide for a minority interest and no additional discounts were applied. In Theme #3 of Mr. Hardiman's speech, which related to discounts, he indicates that discounts related to lack of control are generally inappropriate when applied to the income approach of valuation. As an illustration, he cited the fact that cash dividends are paid to stockholders on a per-share, pro rata basis and therefore stockholders do not receive disproportionate returns as a result of having a controlling interest. All of the Company's distributions are made on a pro rata basis. No discounts for lack of control are applied in the guideline public company and income approaches in the valuation report prepared for the Company by the independent appraiser. In the valuation conclusion of the report, a weighting of 25% is given to the guideline public company approach and a weighting of 50% is given to the income approach.

        The only approach in which a discount for lack of control is appropriate is the merger and acquisition method, wherein premiums may be paid for control of a business (and synergies) and such premiums are reflected in the available transaction data. A discount for lack of control is applied to the merger and acquisition approach presented in the valuation report, which is consistent with the AICPA practice aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (Appendix M). In the valuation conclusion found in the report, the merger and acquisition method was given a 25% weighting to the overall value.

  •
  Please provide us with a comprehensive explanation of the changes in the $5.87 value of your common stock on February 9, 2005, through the expected pricing for the IPO, including the events or circumstances that resulted in changes in the value of your common stock.

        The Company notes the Commission's comment and advises the Commission that as mentioned above, the Company has not completed an independent valuation since February 9, 2005. However, the Company does not believe the value of its common stock increased or decreased materially as of the purchase dates from August 2005 through October 2005 compared to February 9, 2005. The Company does believe the value of its common stock has been increasing in 2006 and also believes the marketability discount of 27% used in the February 9, 2005 valuation has been decreasing since May 2006 and will be zero as of the completion of this offering.

        The Company believes the stability in the estimated value of its common stock from February 9, 2005 to the actual purchase dates in August 2005 through October 2005 was the result of:

    •
    A modest increase in the S&P 500 index of only 2.6% from February 1, 2005 to August 31, 2005;

    •
    Data obtained from the independent valuation firm showing moderate to slight increases in multiples used to value the stock of the Company's peer group;

    •
    The offsetting effects of the West Hollywood litigation on the Company's financial performance in fiscal year 2005. The West Hollywood trial, which was in progress from September 22, 2005 through October 12, 2005, took place during a portion of the period in which the Company's 2005 stock purchases were made. The last stock purchase was completed on October 6, 2005 and the verdict was announced on October 12, 2005. The Company's shareholders are directors, officers, key managers and consultants of the Company and were aware of the significant uncertainty created by this situation;

    •
    The Company's lower operating income for fiscal year 2005 as compared to fiscal year 2004, which resulted in a $0.17 per share decrease in the formula price of its stock under the Buy/Sell Agreement from the formula price at December 31, 2004; and

    •
    The continued 27% marketability discount as the Company had still not initiated the IPO process.

        In 2006, the Company's financial performance, in combination with increasing values in the overall stock market as well as the Company's specific industry sector, would indicate a substantially increased stock value.

    •
    From the beginning of January 2006 to the end of September 2006, the S&P 500 index increased 7.0%;

    •
    Public companies in the Company's industry sector have generally outperformed the S&P index throughout 2006, such as EMCOR Group, Inc. (EME), Granite Construction, Inc. (GVA), Matrix Service Company (MTRX), and Tetra Tech, Inc. (TTEK);;

    •
    In the third quarter of fiscal year 2006, the Company obtained relief on another 2002 claim that had been filed, which resulted in an approximately $1.0 million reduction to its accrual for the West Hollywood litigation as described in Note 13 to the Company's consolidated financial statements;

    •
    The Company's financial performance through the first six fiscal months of 2006 is stronger than for the same period of fiscal year 2005. Revenues increased 16.9% and operating income increased 36.3% for the first six months of 2006 as compared to the first six months of 2005;

    •
    In June and July 2006, the Company received $2.3 million in life insurance proceeds related to term policies that were carried on Mr. Heil, which the Company primarily used to repay its revolving line of credit, which has a zero balance as of September 30, 2006; and

    •
    The marketability discount of 27% used in the Company's February 9, 2005 valuation has been decreasing steadily since May 2006, when the Company held its kick-off meeting to initiate the IPO process and upon the completion of the IPO, the marketability discount should be at or near zero. As indicated in the AICPA practice aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," an IPO eliminates many of the factors that give rise to a lack of marketability discount by providing liquidity, reducing valuation uncertainties and reducing ownership concentration.

        As a result of the above factors, the Company believes its common stock has increased from $5.87 per share at February 9, 2005 to approximately $10.00 per share in October 2006, assuming the completion of the IPO in October 2006. The Company notes that removing the marketability discount increases the price per share to $8.04 ($8.04 × 73% = $5.87). The Company believes the above mentioned factors, along with analysis that has been completed by the underwriters of this offering as to the marketability of its stock, accounts for the additional $1.96 per share or 24% increase over the $8.04 per share valuation exclusive of the marketability discount.

  •
  Please provide us with a copy of the valuation report. Please also tell us whether the report represents a contemporaneous or retrospective valuation. Please refer to the AICPA's Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" and Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

        The valuation is a retrospective valuation. The Company wants to highlight to the Commission that the Company has historically accounted for its book value purchase plan under EITF Issue No. 87-23, Book Value Purchase Plans. At the time the Company issued its stock in 2005, the Company did not believe it was within one year of an initial public offering and therefore not within the scope of EITF Issue No. 88-6, Book Value Stock Plans in An Initial Public Offering, and therefore did not obtain a contemporaneous valuation. During the Company's year-end financial close process in February 2006, the Company determined that it was possible the Company could be within one year of an initial public offering. At that time, the Company engaged an external valuation firm to perform a valuation of the Company. The report has been delivered to the Commission under separate cover.

Note 9—Segment Information, page F-18

6.
We have reviewed your response to comments 45 and 46. Please tell us in a comprehensive manner how you determined that the three subsidiaries included in your Engineering Services segment met the aggregation criteria in paragraph 17 of SFAS 131. If actual revenue growth for these three subsidiaries have trended in a materially different manner or if gross margin percentages are materially different we would expect separate presentation of the operating segments in accordance with the guidance in paragraph 17 of SFAS 131. In addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

        The Company notes the Commission's comments and supplementally advises the Commission that PARs and Arroyo Geotechnical were combined with Willdan in the Engineering Services segment because:

    •
    Consistency with the objective and basic principles of SFAS 131: aggregation significantly impacts the user's ability to better understand the enterprise's performance, its prospects for future cash flows or the user's decision about the enterprise as a whole. PARs provides staffing exclusively for Willdan and Arroyo Geotechnical. PARs provides no services directly to customers. Arroyo Geotechnial was formerly a division of Willdan and provides geotechnical engineering to the same customer base out of the same geographic locations and earns gross margins that are similar to Willdan's gross margins.

    •
    Similar economic characteristics: the chief operating decision maker utilizes the same key performance indicators to analyze the performance of these three subsidiaries. The Company believes that trends in contract revenues and gross margins move up or down in the same way in response to general economic upturns and downturns. In addition to performance indicators, the competitive and operating risks associated with each of these subsidiary's operations are similar.

    •
    Nature of the products or services: the services provided by these subsidiaries have similar degrees of risk, opportunities for growth and end uses.

    •
    Nature of the production process: the service process is similar for these subsidiaries in that they share (or are able to share) common or interchangeable facilities and employees. They are all labor intensive rather than capital intensive.

    •
    Type or class of customer for products and services: these subsidiaries serve the same customer base utilizing common facilities as a result of similarity of marketing or promotion methods, geographic areas and the nature and use of sales forces.

    •
    Methods used to distribute products or provide services: these subsidiaries provide engineering consulting services to public agencies under similar methods as a result of the segments' operating structures and similar locations.

    •
    If applicable, the nature of the regulatory environment: these subsidiaries operate under and within the same regulatory environment that governs the engineering consulting industry and all subsidiaries provide services to public agencies.

        Based on the criteria described above, the Company determined that the three subsidiaries included in its Engineering Services segment met the aggregation criteria in paragraph 17 of SFAS 131.

Note 13—Subsequent Events, page F-22

7.
We have reviewed your response to comment 49. Please tell us whether the two life insurance policies carried on your co-founder and chief executive officer were term or whole life insurance policies. If any of the policies was a whole life insurance policy, you should disclose the cash surrender value of the policy or policies as of each balance sheet date and tell us how the increases in the cash surrender value were treated in your statements of cash flows. Please also disclose in the Liquidity and Capital Resources section and in Note 13, the statements of cash flows classification of the $2.0 million in life insurance proceeds received in July 2006.

        The Company notes the Commission's comment and has added the requested disclosure to the Liquidity and Capital Resources section and to note 13 to the Company's consolidated financial statements under "Life Insurance Proceeds". Supplementally, the Company advises the Commission that the life insurance policies were both term life policies. Accordingly, there were no cash surrender values.

Exhibits
Exhibit 1.1, Form of Underwriting Agreement

8.
With respect to the conditions on the underwriters' performance in Section 8(f)-(g) of the underwriting agreement, please confirm supplementally that termination may only be based on events which result in a material impairment of the investment quality of the securities offered, rather than an inability to market such securities. Please be advised that the underwriting agreement may only be terminated based on the managing underwriter's judgment in the following two circumstances:

  •
  Where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and

  •
  Where major hostilities involving the United States commence, or a [sic] in the event of a national or international calamity or emergency.

  For guidance, please refer to the First Boston Corporation no-action letter, made publicly available September 3, 1985.

        The Company notes the Commission's comment and supplementally confirms that, with respect to the conditions to the underwriters' obligations set forth in Sections 8(f) and 8(g) of the underwriting agreement, Wedbush Morgan Securities Inc., as representative of the underwriters, has advised the Company that these conditions only arise if a material, adverse event occurs affecting the Company or the Company's securities, thereby resulting in a material impairment in the investment quality of the Company's common stock. The underwriters advise that the conditions to closing are not intended to permit the underwriters to terminate this offering solely because of the underwriters' inability to market the securities.

        For instance, Section 8(f) only arises if the occurrence of the event is not set forth or contemplated in the Pricing Prospectus (as defined in the underwriting agreement) and such event is so material and adverse that it renders the public offering impracticable or inadvisable. The underwriters believe that the occurrence of an event described by Section 8(f) would likely result in a recirculation of the Pricing Prospectus because the omission of the disclosure of such event would likely be the omission of a material statement and, as a result, would be material to an investor's decision to purchase the Company's common stock. With respect to Section 8(g)(i)-(iii), in the event that any of the listed U.S. markets suspend trading generally or suspend trading in the Company's securities specifically, the underwriters have advised the Company that they believe the investment quality of the Company's common stock necessarily would be materially impaired because of the effect of such a suspension on the liquidity of the Company's securities. The language in those sections is also similar to the language reviewed in the First Boston Corporation no-action letter, made publicly available September 3, 1985. Section 8(g)(iv) addresses the major hostilities and national and international calamities and emergencies referenced in the Commission's comment. With respect to Section 8(g)(v), the clause specifies that the actions or developments must materially and adversely affect the Company's business or earnings and, as a result, such events would impact the investment quality of the Company's securities.

Closing Comment

9.
Please also review the representations requested on page 11 of our letter dated September 6, 2006, and provide these representations in the form requested.

        The Company notes the Commission's comment and advises the Commission that it will provide such representations in its acceleration request at the time it requests the effectiveness of the Registration Statement.

        If you have any questions regarding the Amended Registration Statement or the above, please do not hesitate to give me a call at (714) 427-7037.

Very truly yours,
Snell & Wilmer l.l.p.
/s/ James J. Scheinkman
James J. Scheinkman
cc:
Win Westfall
Richard A. Boehmer, Esq.

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Snell & Wilmer L.L.P. 600 Anton Boulevard Suite 1400 Costa Mesa, California 92626-7689 TELEPHONE: (714) 427-7000 FACSIMILE: (714) 427-7799